ING LIFE INSURANCE AND ANNUITY COMPANY

Guaranteed Accumulation Account

Supplement dated August 21, 2007

to the Prospectus

The information in this supplement updates and amends certain information contained in the Prospectus dated April 30, 2007. Please read it carefully and keep it with your current Prospectus.

1.   Effective October 1, 2007, the principal executive office of ING Life Insurance and Annuity Company, the issuer of your annuity contract, and ING Financial Advisers, LLC, the principal underwriter and distributor of your annuity contract, is changed to the following:


One Orange Way
Windsor, CT 06095-4774


Accordingly, effective October 1, 2007, all references to these executive offices in your Prospectus are changed to the above address.

In addition, effective September 4, 2007, the address for sending administrative requests regarding your contract is changed to the following:


ING
USFS Customer Service Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063


You should send all future administrative requests to this address. Accordingly, also effective September 4, 2007, all references to any different administrative address in your Prospectus are changed to the above address.

2.   Effective July 30, 2007 the National Association of Securities Dealers, Inc. (NASD) was consolidated into the Financial Industry Regulatory Authority (FINRA). Accordingly, all references in your Prospectus to the National Association of Securities Dealers, Inc. and NASD are deleted and replaced with the Financial Industry Regulatory Authority and FINRA, respectively.